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                                                ------------------------------
                                                          OMB APPROVAL
                                                   OMB Number:  3235-0145
                                                   Expires:  November 30, 1999
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                                                   Hours per Response: 14.90
                                                -------------------------------

                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 1 )*

                            Excel Legacy Corporation
                            ------------------------
                                (Name of Issuer)

                                  Common Stock
                             ------------------------
                           (Title of Class of Security

                                    300665106
                            ------------------------
                                  (CUSIP Number)

                                    3/ 31/ 98
                            ------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                   /x/   Rule 13d-1 (b)

                   / /   Rule 13d-1 (c)

                   / /   Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                                Page 1 of 5 Pages


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-------------------------------
CUSIP No.   300665106                  13G
-------------------------------

-------------------------------------------------------------------------------
1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only)
   The Allstate Corporation
   36-3871531
-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) [ ]
                                                      (b) [ ]
   N/A
-------------------------------------------------------------------------------
3  SEC USE ONLY

-------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
-------------------------------------------------------------------------------
                    5  SOLE VOTING POWER
                         2,000,000
     NUMBER OF      -----------------------------------------------------------
      SHARES        6  SHARED VOTING POWER
   BENEFICIALLY           0
     OWNED BY       -----------------------------------------------------------
       EACH         7  SOLE DISPOSITIVE POWER
    REPORTING            2,000,000
  PERSON WITH       -----------------------------------------------------------
                    8  SHARED DISPOSITIVE POWER
                          0
-------------------------------------------------------------------------------
 9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,000,000
-------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
       n/a
-------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       5.43%
-------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*
       HC
-------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!


                                Page 2 of 5 Pages



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ITEM 1      (a)      Name of Issuer:
                         Excel Legacy Corporation

            (b)      Address of Issuer's Principal Executive Offices:
                         16955 Via Del Campo
                         San Diego, CA 92127

ITEM 2      (a)      Name of Person Filing:

                         The Allstate Corporation

            (b)      Address of Principal Business Office:

                         2775 Sanders Road
                         Northbrook, Illinois   60062-6127

            (c)      Citizenship:

                         Delaware

            (d)      Title of Class of Securities
                         Common Stock

            (e)      CUSIP Number:
                         300665106

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO Sections 240.13d-1(b), OR 240.13d-2(b) OR (c) CHECK WHETHER THE PERSON FILING IS A:

            (a) / / Broker or Dealer registered under Section 15 of the Act (15 U.S.C.78o);

            (b) / /  Bank as defined in Section 3(a)(6) of the
                     Act (15 U.S.C.78c);

            (c) / / Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

            (d) / / Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

            (e) / /  An Investment Adviser in accordance with
                     Section 240.13d-1(b) (1) (ii) (E);

            (f) / / An Employee Benefit Plan or Endowment Fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

            (g) /XX/ A Parent Holding Company or control person in accordance with Section 240.13d-1(b) (1)(ii)(G) (Note:  See Item 7);

            (h) / / A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act (12U.S.C. 1813);

            (i) / / A Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15U.S.C. 80a-3);

            (j) / /  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

                                   Page 3 of 5 Pages

ITEM 4      OWNERSHIP.

            Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

            (a) Amount Beneficially Owned:
                   2,000,000

            (b) Percent of Class:
                   5.43%

            (c) Number of shares as to which such person (1) has:

                (i) sole power to vote or to direct the vote
                      2,000,000

               (ii) shared power to vote or to direct the vote
                      0

              (iii) sole power to dispose or to direct the
                      disposition of
                      2,000,000

               (iv) shared power to dispose or to direct the
                      disposition of
                      0

ITEM 5      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.

ITEM 6      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               n/a

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            Allstate Insurance Company is an insurance company as that term is defined in Section 3(a)(19) of the Securities Exchange Act of 1934, as amended.
--------------------------------------------------------------------------------
(1) Allstate Insurance Company, a wholly owned subsidiary of The Allstate Corporation ("AIC"), owns 2,000,000 shares of the Issuer's Series B Liquidating Preference Convertible Preferred Stock ("Preferred B Shares"), due 2005, which are currently convertible into 2,000,000 shares of the Issuer's Common Stock. The Preferred B Shares were issued in March, 1999 in exchange for all issued and outstanding shares of Series A Liquidating Preference Convertible Preferred Stock due 2005 ("Preferred A Shares"). Following such exchange, all Preferred A Shares were retired and restored to the status of authorized and unissued.

                                Page 4 of 5 Pages

ITEM 8      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            N/A

ITEM 9      NOTICE OF DISSOLUTION OF GROUP.

            N/A

ITEM 10     CERTIFICATION.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 7, 2000

                                        THE ALLSTATE CORPORATION

                                        By: ALLSTATE INSURANCE COMPANY






                                            By:  /s/ Mary J. McGinn
                                                ---------------------------
                                                 Mary J. McGinn
                                                 Vice President

                                Page 5 of 5 Pages